Robert E. Sulentic Chief Financial Officer CB Richard Ellis, Inc.
11150 Santa Monica Boulevard Suite 1600 Los Angeles, CA 90025 310 405 8905 Tel 310 405 8950 Fax bob.sulentic@cbre.com www.cbre.com

May 8, 2009

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Attention: Cicely LaMothe

RE:	CB Richard Ellis Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2008

Dear Ms. LaMothe:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) in a letter dated April 16, 2009, received by the Company on April 28, 2009 and addressed to Brett White, Chief Executive Officer of the Company. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Selected Financial Data, page 32; Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 45 and 51

1.	We noted that you adjusted EBITDA for goodwill and other non-amortizable intangible asset impairment, and you use this non-GAAP financial measure to evaluate operating performance. Given the impairment appears to be the result of a decline in estimated future discounted cash flows and operations in your reporting segments, it is not clear why the exclusion of impairment charges is useful in evaluating operating performance. Please explain to us how you considered the guidance in Questions 8 and 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining whether it is appropriate to exclude this charge and characterize this measure as “EBITDA.”

Company Response

The Company respectfully submits to the Staff that it did consider the guidance within the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and determined that it was appropriate to exclude the impairment of goodwill and other non-amortizable intangible assets from the Company’s calculation of EBITDA as reported in its Form 10-K for the year ended December 31, 2008. The Company’s belief is that this impairment charge is similar in nature to and should be treated in a manner consistent with charges for amortization expense. Like amortization expense, this impairment charge relates to the Company’s intangible assets, is a component of operating income (loss) and is non-

cash in nature. Additionally, this impairment charge is considered unusual and non-recurring and the Company’s exclusion of it from its calculation of EBITDA is consistent with the amended requirements in Item 10 of Regulation S-K (which prohibits exclusion only “when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years”). The Company did not incur such a charge in the prior two years and believes the likelihood of a recurrence of such a charge within the next two years is remote. Based on these facts, the Company excluded its impairment of goodwill and other non-amortizable intangible assets from EBITDA.

2.	We noted your disclosure that management uses EBITDA as a measure to evaluate operating performance of your various “business lines.” We also noted that you presented EBITDA by segment on pages 51-53. Please clarify to us whether EBITDA is reported to the chief operating decision maker for purpose of assessing segment performance. If so, explain why you have not reported this information in your Industry Segments disclosure in note 25. In addition, please clarify your basis for adjusting for royalty and management service expense.

Company Response
The Company respectfully submits to the Staff that EBITDA is in fact reported to and used by the Company’s Chief Executive Officer (the chief operating decision maker of the Company) in assessing segment performance. In the Company’s Form 10-K for the year ended December 31, 2008, the Company elected to exclude this measure from note 25 of its consolidated financial statements as the Company deemed it to be a non-GAAP financial measure. Additionally, the Company included reconciliations of segment EBITDA to net income in the Management’s Discussion & Analysis (“MD&A”) section of its Form 10-K, providing details of the Company’s reconciliation of segment EBITDA to segment net income and thereby meeting the requirements for non-GAAP financial measures under Regulation G and Item 10(e) of Regulation S-K.

After reading the Staff’s comment letter and revisiting the guidance as prescribed by Statement of Financial Accounting Standards Board (“SFAS”) No. 131, “Segment Reporting,” the Company recognizes that the disclosure included in note 25 of its Form 10-K was incomplete. As per SFAS No. 131, since EBITDA is used by the Company’s chief operating decision maker in assessing segment performance, EBITDA by segment should have been disclosed in note 25 of the Company’s consolidated financial statements.

In regards to the royalty and management service charge, these charges have not been included in segment EBITDA given that our chief operating decision maker does not include these charges in his assessment of segment EBITDA.

In conclusion, the Company believes that its presentation of segment EBITDA was transparent to the reader and that the resulting impact of this change will simply move information on segment EBITDA that is currently reflected in the MD&A to the notes to consolidated financial statements. Accordingly, the Company respectfully proposes to the Staff that it will include EBITDA in its segment footnote in the notes to consolidated financial statements in future filings, commencing with its quarterly report on Form 10-Q for the period ended June 30, 2009 and its annual report on Form 10-K for the year ended December 31, 2009.

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 40

3.	Given the materiality of goodwill and the impact the identification of reporting units can have on the determination of a goodwill impairment charge, please tell us how you considered providing the following disclosure in the critical accounting estimates:
•	How the reporting units were identified.
•	How goodwill is allocated to reporting units.

•	Whether there have been any changes in the number of reporting units, or the manner in which goodwill was allocated. If such changes have taken place, they should be explained.

Company Response
The Company did not include this information in the Critical Accounting Policies section of its Form 10-K as it did not feel that these were areas where significant judgments and estimates were applied in the preparation of its 2008 consolidated financial statements. The Company determined its reporting units using the guidance in SFAS No. 142, “Goodwill and Intangible Assets,” and related literature relative to the identification of segments and components of a segment, aggregating as allowed. Since the adoption of SFAS No. 142, there have been no changes in the manner in which goodwill has been allocated to reporting units, and there has been no movement of goodwill between reporting units. In addition, the only change in the number of reporting units since 2002 was in 2006 with the addition of a reporting unit for the Company’s Development Services business, which was acquired as a part of the acquisition of Trammell Crow Company.

Financial Statements

Note 14 – Long-Term Debt and Short-Term Borrowings, page 113

4.	Reference is made to your discussion of CBRE’s funding arrangement with Red Capital for the purpose of funding originations of Freddie Mac and Fannie Mae multi-family property mortgage loans. Please clarify if these commitments are being accounted for as derivatives under SFAS 133. If so, tell us how you evaluate fair value and your consideration of interest rate and credit risk in this valuation.

Company Response
The Company enters into loan commitments that relate to the origination or acquisition of commercial mortgage loans that will be held for sale. As per SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and Staff Accounting Bulletin (“SAB”) 109, “Written Loan Commitments Recorded at Fair Value Through Earnings,” the Company records such commitments at fair value. The Company had a written commitment asset of approximately $70,000 included in its consolidated balance sheet at December 31, 2008. Interest rate risk was considered in the calculation of this amount. However, due to the immaterial nature of the amount, credit risk was not factored into the calculation.

Note 15 – Commitments and Contingencies, page 116

5.	Please clarify the accounting treatment for your agreement with Fannie Mae under the Delegated Underwriting and Servicing Lender Program and include the accounting literature you relied upon in determining how transactions under this program are recorded in your financial statements.

Company Response
As indicated in the Company’s Form 10-K, the Company originates, underwrites, closes and services loans under this arrangement. The accounting for these transactions depends upon the stage of these loans. As mentioned in the Company’s response to the Staff’s comment #4, loan commitments are accounted for in accordance with SFAS No. 133 and SAB 109. As the loans are sold to Fannie Mae, the Company accounts for the sale of the loans in accordance with SFAS No. 140, “Accounting for Servicing of Financial Assets,” as well as SFAS No. 156 (which amended SFAS 140).

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	the Staff’s comments or the Company’s changes to its disclosures in response to the Staff’s letter does not foreclose the SEC from taking any action with respect to the Company’s filings; and
•	the Company will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8905.

Sincerely,

/s/ Robert E. Sulentic

Robert E. Sulentic

Chief Financial Officer